Watermark Securities, Inc.

Statement of Financial Condition
December 31, 2019

FILED PURSUANT TO RULE 17a-5(e)(3) AS A
PUBLIC DOCUMENT

Watermark Securities, Inc.

Contents







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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PUBLIC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43902

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Watermark Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Third Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Link 212-451-1187
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

100 Park Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

2A

OATH OR AFFIRMATION

I, Michael Link _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Watermark Securities, Inc. _____, as of December 31 _____, 20 19 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
Signature

President
Title

_____
Notary Public

STUART B. PANISH
Notary Public, State of New York
No. 02PA4737325
Qualified in Queens County
Commission Expires Nov. 30, 2021

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

2B



Tel:	212-885-8000	100 Park Avenue
Fax:	212-697-1299	New York, NY 10017
	www.bdo.com	

Report of Independent Registered Public Accounting Firm

The Director and Stockholders
Watermark Securities, Inc.
New York, New York

Opinion on Statement of Financial Condition

We have audited the accompanying statement of financial condition of Watermark Securities, Inc. (the "Company") as of December 31, 2019, and the related notes (collectively referred to as "the financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, LLP

We have served as the Company's auditor since 1992.

New York, NY

February 24, 2020

Watermark Securities, Inc.

Statement of Financial Condition

December 31, 2019

Assets		
Cash and cash equivalents	$	719,516
Receivable from clearing broker		198,889
Due from affiliate		28,476
Prepaid expenses and other assets		12,044
Property and equipment, net		9,217
Total Assets	$	**968,142**
Liabilities and Stockholders' Equity		
Liabilities:		
Payable to clearing broker	$	11,577
Accrued expenses		69,280
Total Liabilities		**80,857**
Commitments (Notes 3, 8 and 9)		-
Stockholders' Equity:		
Common stock, $.001 par value - 20,000 shares authorized; 4,900 shares issued and outstanding		5
Additional paid-in capital		48,995
Retained earnings		838,285
Total Stockholders' Equity		**887,285**
Total Liabilities and Stockholders' Equity	$	**968,142**

See accompanying Notes to Statement of Financial Condition.

1. Business

Watermark Securities, Inc. ("Company") is a broker-dealer providing services for affiliated institutional clients. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company clears all transactions through another broker-dealer pursuant to a clearance agreement on a fully disclosed basis. Accordingly, the Company operates under the exemptive provisions of the SEC Rule 15c3-3(k)(2)(ii).

2. Significant Accounting Policies

Basis of Presentation

The Statement of Financial Condition has been presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

The Company considers all highly liquid investments, with original maturities of ninety days or less, as cash equivalents. Included in cash and cash equivalents is $700,000 in a money market mutual fund. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets which range from three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. The Company's management reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If asset impairment is identified, the asset is written down to fair value. As of December 31, 2019, no property or equipment have been deemed impaired.

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could significantly differ from those estimates.

Income Taxes

The Company has elected S Corporation status for income tax purposes and, as such, income flows through to the stockholders' individual income tax returns. As a result, the Company is not liable for Federal or New York State income taxes. The Statement of Financial Condition includes a provision for a New York State minimum tax and New York City corporate income taxes, as New York City does not recognize S Corporation status. Deferred income taxes arising from temporary timing differences between the tax basis of assets and liabilities and their reported amounts in the Statement of Financial Condition are immaterial.

The Company applies the provisions of Accounting Standards Codification ("ASC") 740, "Income Taxes," which clarifies the accounting for and reporting of income tax uncertainties, and requires additional disclosures related to uncertain income tax positions. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of

a tax position taken or expected to be taken in a tax return. ASC 740 requires that the Company determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Company presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. Management has analyzed the Company's tax positions taken on Federal, New York State and New York City income tax returns for all open tax years and has concluded that, as of December 31, 2019, no liabilities are required to be recorded in connection with such uncertain tax positions in the Company's Statement of Financial Condition. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The open tax years under potential examination vary by jurisdiction. No income tax returns are currently under examination. The Company is generally no longer subject to income tax examinations by the U.S. Federal, state or local tax authorities for the years ended December 31, 2015 and prior.

The Company's New York City Corporation Business Tax provision is calculated at 8.85% of the greater of the Company's pre-taxable net income or its alternative tax base amount.

Included in prepaid expenses and other assets on the Statement of Financial Condition is approximately $1,000 of New York City tax overpayments made in 2019, which the Company intends to apply to taxes otherwise due in 2020.

Recent Accounting Pronouncements – Not Yet Adopted

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326), and subsequently issued amendments to the initial guidance: ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, ASU 2019-05, Financial Instruments-Credit Losses: Targeted Transition Relief, and ASU 2019-11, Codification Improvements to Topic 326, Financial Instruments-Credit Losses. These updates will require companies to measure and establish reserves for lifetime expected credit losses on many financial assets held at a given reporting date. Under the guidance, the methodology for measuring lifetime credit losses will generally shift from an incurred loss model, whereby losses are only recognized once probable and estimable, to a current expected credit loss (CECL) model, whereby losses are recognized upfront based on a future economic forecast. We adopted these updates on January 1, 2020. Adoption of the updated standards did not have a material impact on our financial statements.

3. Significant Risk Factors

Commitments and Financial Instruments With Off-Balance Sheet Risk

The Company is subject to the following:

Off-Balance Sheet Risk and Concentration of Credit Risk

Credit risk represents the maximum potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company.

In the normal course of business, the Company facilitates the execution of securities transactions on behalf of customers as an agent. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge

the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities differs from the contract amount.

The Company is also subject to credit risk to the extent that the Company's clearing broker may be unable to fulfill its obligations either to return the Company's securities held as deposits or repay net commissions owed.

The Company's policy is to monitor its counterparty risk.

4. Financial Instruments and Fair Value

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820, Fair Value Measurement, as of December 31, 2019.

	Quoted Prices in Active Markets for Identical Assets (Level 1)
United States:	
Cash equivalents:	
Certain registered money market mutual fund	$700,000

The Company values all investments at fair value. U.S. GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are inputs that market participants would use in pricing the investment based on available market data. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the investment based on the best information available in the circumstances. The hierarchy is broken down into levels based on the observability of inputs two of which are as follows:

Level 1 - Valuations based on quoted prices in active markets for identical investments.

Level 2 - Valuations based on (i) quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly; (ii) quoted prices for similar investments in active markets; and (iii) inputs other than quoted prices that are observable or inputs derived from or corroborated by market data for substantially the full term of the investment.

5. Receivable From Clearing Broker

The Company is required to maintain a collateral account with its clearing broker with a minimum market value of $100,000. Included in receivable from clearing broker is $100,000 in cash held in this account at December 31, 2019. This cash serves as collateral for potential defaults of the Company and for any amounts due to broker.

Receivable from clearing broker includes all cash balances held at this broker and net commissions due from this broker.

6. Property and Equipment

At December 31, 2019, property and equipment consists of:

	Amount
Computer equipment	$ 18,720
Furniture and fixtures	11,250
Leasehold improvements	40,997
	70,967
Less: Accumulated depreciation and amortization	(61,750)
	$ 9,217

7. Related Party Transactions

An affiliate provides certain administrative, operational, and other services whose costs are allocated to the Company based on an expense sharing agreement. As of December 31, 2019, the balance due from this affiliate was $28,476.

8. Regulatory Net Capital Requirements

Under the "Uniform Net Capital Rule" of the SEC, the Company is required to maintain regulatory net capital, as defined, equivalent to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined, and requires that the ratio of aggregate indebtedness to regulatory net capital, as defined, shall not exceed 15 to 1. While regulatory net capital and aggregate indebtedness may change from day to day, at December 31, 2019, the Company's regulatory net capital of $823,548 exceeded minimum requirements by $818,158 and the ratio of aggregate indebtedness to regulatory net capital was 0.10 to 1.

9. Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

10. Subsequent Events

Management has evaluated the possibility of subsequent events through the date the Statement of Financial Condition was issued. Management has determined that there are no other material events that would require adjustment to or disclosure in the Company's Statement of Financial Condition.